FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS


(UNAUDITED)                              THREE MONTHS ENDED             NINE MONTHS ENDED
(IN THOUSANDS OF CANADIAN DOLLARS        SEPTEMBER 30,                  SEPTEMBER 30,
EXCEPT PER SHARE AMOUNTS)                2004        2003               2004           2003
------------------------------------------------------------------------------------------------
                                                (restated - note 1(a))          (restated - note 1(a))


Consolidated revenues (note 5)           $82,715     $72,577            $254,946       $225,695
                                        ========================================================


MANAGEMENT OPERATIONS

REVENUES:
    Fee revenues                         $36,548      $28,823           $111,474       $ 87,479
    Reimbursed costs (note 1(c))          18,231       17,864             52,983         54,886
                                       ---------------------------------------------------------

                                          54,779       46,687            164,457        142,365
                                       ---------------------------------------------------------

EXPENSES:
    General and administrative expenses  (10,272)      (9,981)           (32,597)        (28,618)
    Reimbursed costs (note 1(c))         (18,231)     (17,864)           (52,983)        (54,886)
                                       ----------------------------------------------------------

                                         (28,503)     (27,845)           (85,580)        (83,504)
                                       ----------------------------------------------------------

                                          26,276       18,842             78,877          58,861
                                       ----------------------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

REVENUES                                  29,267       27,001             94,247          87,194
DISTRIBUTIONS FROM HOTEL INVESTMENTS          --          153                398             153
EXPENSES:
    Cost of sales and expenses           (34,289)     (35,324)          (108,312)       (111,421)
    Fees to Management Operations         (1,331)      (1,264)            (4,156)         (4,017)
                                       ----------------------------------------------------------

                                          (6,353)      (9,434)           (17,823)        (28,091)
                                       ----------------------------------------------------------

EARNINGS BEFORE OTHER OPERATING ITEMS     19,923        9,408             61,054          30,770
DEPRECIATION AND AMORTIZATION             (4,056)      (3,645)           (11,300)        (11,419)
OTHER EXPENSE, NET (NOTE 6)              (23,653)        (920)           (22,343)        (25,961)
                                       ----------------------------------------------------------

EARNINGS (LOSS) FROM OPERATIONS           (7,786)       4,843             27,411          (6,610)
INTEREST INCOME (EXPENSE), NET              (133)       1,038              1,681           2,388
                                       ----------------------------------------------------------

EARNINGS (LOSS) BEFORE INCOME TAXES       (7,919)       5,881             29,092          (4,222)
                                       ----------------------------------------------------------

INCOME TAX RECOVERY (EXPENSE):
    Current                                  476         (177)            (6,678)           438
    Future                                (3,700)      (1,322)            (4,749)         (2,536)
                                       ----------------------------------------------------------

                                          (3,224)      (1,499)           (11,427)         (2,098)
                                       ----------------------------------------------------------

NET EARNINGS (LOSS)                     $(11,143)     $ 4,382            $17,665         $(6,320)
                                       ==========================================================

BASIC EARNINGS (LOSS)
PER SHARE (NOTE 4)                      $  (0.31)       $0.13            $  0.50         $ (0.18)
                                       ==========================================================

DILUTED EARNINGS (LOSS)
PER SHARE (NOTE 4)                      $  (0.31)       $0.12            $  0.48         $ (0.18)
                                       ==========================================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS



                                                                        AS AT              As at
                                                                        SEPTEMBER 30,      December 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                                      2004               2003
-------------------------------------------------------------------------------------------------------
                                                                        (UNAUDITED)

ASSETS

CURRENT ASSETS:

    Cash and cash equivalents                                           $ 232,923          $170,725
    Receivables (note 1(b))                                               107,132            88,636
    Inventory                                                               1,889             2,169
    Prepaid expenses                                                        3,428             3,780
                                                                      -----------------------------

                                                                          345,372           265,310

LONG-TERM RECEIVABLES                                                     202,613           197,635
INVESTMENTS IN HOTEL PARTNERSHIPS AND CORPORATIONS                        160,250           157,638
FIXED ASSETS                                                               72,468            75,789
INVESTMENT IN MANAGEMENT CONTRACTS                                        219,280           203,670
INVESTMENT IN TRADEMARKS AND TRADE NAMES                                    5,482             5,757
FUTURE INCOME TAX ASSETS (NOTE 3(b))                                        4,340            13,230
OTHER ASSETS                                                               30,775            27,631
                                                                      -----------------------------

                                                                       $1,040,580          $946,660
                                                                      =============================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

    Accounts payable and accrued liabilities (note 1(b))               $   70,871          $ 61,045
    Long-term obligations due within one year                               2,425             2,587
                                                                      -----------------------------

                                                                           73,296            63,632

LONG-TERM OBLIGATIONS (NOTES 2 AND 3)                                     302,323           117,521
SHAREHOLDERS' EQUITY (NOTE 4):
    Capital stock                                                         347,302           329,274
    Convertible notes (note 3)                                             50,373           178,543
    Contributed surplus (note 3(b))                                        11,050             5,529
    Retained earnings                                                     281,562           265,754
    Equity adjustment from foreign currency translation                   (25,326)          (13,593)
                                                                      -----------------------------

                                                                          664,961           765,507
                                                                      -----------------------------

                                                                       $1,040,580          $946,660
                                                                      =============================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS


                                                       THREE MONTHS ENDED    NINE MONTHS ENDED
(UNAUDITED)                                               SEPTEMBER 30,         SEPTEMBER 30,

(In thousands of Canadian dollars)                      2004     2003           2004      2003
-------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS:

MANAGEMENT OPERATIONS

EARNINGS BEFORE OTHER OPERATING ITEMS                $  26,276    $18,842     $78,877    $58,861
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                     620        450       1,615      1,099
                                                      -------------------------------------------

WORKING CAPITAL PROVIDED BY
  MANAGEMENT OPERATIONS                                 26,896     19,292      80,492     59,960
                                                      -------------------------------------------

OWNERSHIP AND CORPORATE OPERATIONS

LOSS BEFORE OTHER OPERATING ITEMS                       (6,353)    (9,434)    (17,823)   (28,091)
ITEMS NOT REQUIRING AN OUTLAY OF FUNDS                     360        187         866        278
                                                      -------------------------------------------

WORKING CAPITAL USED IN
OWNERSHIP AND CORPORATE OPERATIONS                      (5,993)    (9,247)   (16,957)    (27,813)
                                                      -------------------------------------------

                                                        20,903     10,045     63,535      32,147

INTEREST RECEIVED, NET                                   2,599      2,817      8,165       8,085
INTEREST PAID ON REDEMPTION OF
  CONVERTIBLE NOTES (NOTE 3(b))                        (33,057)        --    (33,057)         --
CURRENT INCOME TAX PAID                                 (1,081)        --     (2,785)         --
CHANGE IN NON-CASH WORKING CAPITAL                      (5,084)    (3,012)   (17,234)     12,370
OTHER                                                     (286)    (2,698)      (999)     (8,480)
                                                      -------------------------------------------

CASH PROVIDED BY (USED IN) OPERATIONS                $ (16,006)   $ 7,152    $17,625     $44,122
                                                      ===========================================


See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                       Three months ended     Nine months ended
(Unaudited)                                             September 30,            September 30,
(In thousands of Canadian dollars)                       2004       2003        2004       2003
--------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):

OPERATIONS:                                           $ (16,006)  $ 7,152    $ 17,625   $ 44,122
                                                       -------------------------------------------

FINANCING:
   Long-term obligations including
    current portion                                         (37)     (34)         (19)       (64)
   Issuance of shares                                     6,580    2,408       18,028      3,914
   Issuance of convertible notes (note 3(a))                 --       --      329,273         --
   Redemption of convertible notes (note 3(b))         (242,644)      --     (242,644)        --
   Dividends paid                                        (1,857)  (1,813)      (3,690)    (3,622)
                                                       -------------------------------------------

CASH PROVIDED BY (USED IN) FINANCING                   (237,958)     561     100,948         228
                                                       -------------------------------------------

CAPITAL INVESTMENTS:
   Decrease in restricted cash (note 2)                  75,000       --          --          --
   Long-term receivables                                  9,568    2,605     (10,431)     (9,446)
   Hotel investments (note 6)                            (8,082)  (1,493)    (46,689)     (7,902)
   Disposal of hotel investments                         47,043    1,529      47,043       1,529
   Fixed assets                                          (2,945)    (124)     (5,414)     (5,400)
   Investments in trademarks and trade
    names and management contracts                       (1,333)    (924)    (13,168)     (1,580)
    Other assets                                         (1,477)  (1,370)     (3,799)     (4,860)
                                                       -------------------------------------------

CASH PROVIDED BY (USED IN) CAPITAL INVESTMENTS          117,774      223     (32,458)     (27,659)
                                                       -------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (136,190)   7,936      86,115       16,691
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  DUE TO UNREALIZED FOREIGN EXCHANGE GAIN (LOSS)        (23,117)     530     (23,917)     (20,323)
CASH AND CASH EQUIVALENTS,
  BEGINNING OF PERIOD                                   392,230  152,938     170,725      165,036
                                                       -------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD               $232,923 $161,404    $232,923     $161,404
                                                       ===========================================




See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS



                                                                   Nine months ended
(UNAUDITED)                                                           SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                                2004              2003
--------------------------------------------------------------------------------------------------


RETAINED EARNINGS, BEGINNING OF PERIOD                         $  265,754      $  264,016
NET EARNINGS (LOSS)                                                17,665          (6,320)
DIVIDENDS DECLARED                                                 (1,857)         (1,813)
                                                                ----------------------------

RETAINED EARNINGS, END OF PERIOD                               $  281,562      $  255,883
                                                                ============================



See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)
(IN THOUSANDS OF CANADIAN DOLLARS EXCEPT SHARE AMOUNTS)
-------------------------------------------------------------------------------

In these interim consolidated financial statements, the words "we", "us", "our", and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles ("GAAP") for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

1. SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a)  STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:
     In December 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. The prospective application of adopting the fair value-based method effective January 1, 2003 has been applied retroactively in our consolidated financial statements, and amounts for the three months and nine months ended September 30, 2003 have been restated. The impact of this change for the three months and nine months ended September 30, 2004 was to increase net loss by $595 and to decrease net earnings by $1,502, respectively (2003 - decrease net earnings by $366 and increase net loss by $525, respectively), and to increase basic and diluted loss per share by $0.01 and to decrease basic and diluted earnings per share by $0.04, respectively (2003 - decrease basic and diluted earnings per share by $0.01 and increase basic and diluted loss per share by $0.01, respectively).

     The fair value of stock options granted in the nine months ended September 30, 2004 has been estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39% (2003 - 4.44% to 5.02%); semi-annual dividend per Limited Voting Share of $0.055 (2003 - $0.055); volatility factor of the expected market price of our Limited Voting Shares ranging from 28% to 30% (2003 - 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the nine months ended September 30, 2004, the weighted average fair value of the options at the grant dates was $25.35 (2003 - $18.00). No stock options were granted during the three months ended September 30, 2004 and 2003. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

     Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months and nine months ended September 30, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:



(UNAUDITED)                                THREE MONTHS ENDED            NINE MONTHS ENDED
(IN THOUSANDS OF CANADIAN DOLLARS             SEPTEMBER 30,                 SEPTEMBER 30,
EXCEPT PER SHARE AMOUNTS)                     2004       2003              2004         2003
---------------------------------------------------------------------------------------------

Stock option expense included
 in compensation expense                 $    (595)    $ (366)         $ (1,502)    $   (525)
                                          ===================================================

Net earnings (loss), as reported         $ (11,143)    $ 4,382         $ 17,665     $ (6,320)
Additional expense that would have been
 recorded if all outstanding stock options
 granted during 2002 had been expensed        (848)       (862)          (2,560)      (2,587)
                                          ---------------------------------------------------

Pro forma net earnings (loss)            $ (11,991)    $ 3,520         $ 15,105     $ (8,907)
                                          ---------------------------------------------------

Earnings (loss) per share:
 Basic, as reported                      $   (0.31)    $  0.13         $   0.50     $  (0.18)
 Basic, pro forma                            (0.34)       0.10             0.43        (0.25)
 Diluted, as reported                        (0.31)       0.12             0.48        (0.18)
 Diluted, pro forma                          (0.34)       0.10             0.41        (0.25)
                                          ---------------------------------------------------


(b)  HEDGING RELATIONSHIPS:
     In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, are being recognized in 2004 as an increase of fee revenues over the course of the year. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to increase net earnings by $891 and $515, respectively, for the three months and nine months ended September 30, 2004 and to increase receivables by $4,413 and accounts payable and accrued liabilities by $3,731 as at September 30, 2004.

     In June 2004, we entered into an interest rate swap agreement that we designated as a fair value hedge of the convertible notes issued in the same month (note 3(a)). In October 2004, we terminated the interest rate swap agreement (note 10).

(c)  REIMBURSED COSTS:
     As a result of adopting Section 1100, "Generally Accepted Accounting Principles", which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a "net" amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months and nine months ended September 30, 2004 of $10,770 and $29,983, respectively (2003 - $10,470 and $33,186, respectively), but did not have an impact on net earnings. In addition, for the three months and nine months ended September 30, 2003, each of fee revenues and general and administrative expenses included certain other reimbursed costs of $7,394 and

     $21,700, respectively. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d)  IMPAIRMENT OF LONG-LIVED ASSETS:
     In December 2002, the CICA issued Section 3063, "Impairment of
     Long-Lived Assets". This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, "Property, Plant and Equipment". In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of
     Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.

(e)  ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS:
     In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.

(f)  REVENUE RECOGNITION:
     In December 2003, the Emerging Issues Committee ("EIC") of the CICA issued Abstract EIC-141, "Revenue Recognition", which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.

(g)  REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES:
     In December 2003, the EIC issued Abstract EIC-142, "Revenue Arrangements with Multiple Deliverables", which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months and nine months ended September 30, 2004.


2. BANK CREDIT FACILITY:

In June 2004, we finalized a committed bank credit facility of US$100 million ($126,400), which expires in June 2005 and replaces bank credit facilities of US$212.5 million ($268,600). As at September 30, 2004, no amounts were borrowed under this credit facility. However, approximately US$14 million ($17,400) of letters of credit were issued under this credit facility. No amounts have been drawn under these letters of credit. In September 2004, the bank credit facility was amended by extending the expiry date to September 2007 and by removing the requirement to maintain a minimum cash balance of at least $75,000 in our account with the agent of the facility.

In November 2004, we finalized a new committed bank credit facility of US$125 million ($158,000), which expires in September 2007, and replaces the credit facility of US$100 million ($126,400).


3. LONG-TERM OBLIGATIONS:



                                                                   AS AT               As at
                                                               SEPTEMBER 30,        December 31,
(IN THOUSANDS OF CANADIAN DOLLARS)                                  2004               2003
-------------------------------------------------------------------------------------------------
                                                                (UNAUDITED)

Convertible notes, issued in 2004 (a)                         $  270,023             $       --
Convertible notes, issued in 1999 (b)                                 --                 88,029
Accrued benefit liability and other obligations                   34,725                 32,079
                                                              -----------------------------------

                                                                 304,748                120,108

Less amounts due within one year                                  (2,425)                (2,587)
                                                              -----------------------------------

                                                              $  302,323             $  117,521
                                                               ==================================



(a) In June 2004, we issued US$250 million ($341,100) (principal amount) convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately US$241.3 million ($329,273). These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately US$71.64 ($90.55) per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the notes for redemption, or (iv) certain corporate transactions or a "fundamental change" has occurred. In connection with a "fundamental change" on or prior to July 30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. We may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at our option).

     On or after August 4, 2009, we may (at our option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require us to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. We will pay cash for any notes so purchased on July 30, 2009. Repurchases made on July 30, 2014 and July 30, 2019, may be made (at our option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares. Upon the occurrence of certain designated events, we will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a "fundamental change" that is also a "change of control" occurring on or before July 30, 2009, we also will pay a make whole premium. We may choose to pay the purchase price (including any make whole premium) for notes in respect of which our offer is accepted in (at our option) cash, Limited Voting Shares, securities of the surviving entity (if Four Seasons Hotels Inc. is not the surviving corporation), or a combination of cash and shares or securities.

     In accordance with Canadian GAAP, the notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million ($288,918), which was estimated based on the present value of a US$250 million ($341,100) bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $288,918 to long-term obligations and $50,373 to shareholders' equity. The offering expenses and underwriters' commission of approximately $10,018 relating to the debt component, are recorded in other assets. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

     In connection with the offering, we had entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of US$211.8 million ($288,918), pursuant to which we had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR in arrears plus 0.4904%. We had designated the interest rate swap as a fair value hedge of the notes. As a result, we were accounting for the payments under the interest rate swap on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR in arrears plus 0.4904%. In October 2004, we terminated the interest rate swap agreement (note 10).

(b) During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We were entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. In September 2004, we redeemed for cash all these convertible notes for US$328.73 per US$1 thousand principal amount at maturity (the redemption price being the issue price plus interest that was accrued but unpaid) for an aggregate payment of US$215.5 million ($275,701).

     In accordance with Canadian GAAP, we allocated the consideration paid on the redemption to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. We recognized a pre-tax accounting loss of $14,611 related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in other expense, net in the consolidated statements of operations. In addition, at the interest rate noted above, we recognized a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes of $8,160. The gain was recorded in contributed surplus. The tax impact of the redemption of both the liability and equity components of the convertible notes was a decrease to future income tax assets and a decrease to contributed surplus of $4,141. The net after-tax impact on shareholders' equity from the redemption of both the debt and equity components of the convertible notes was a reduction of $10,592.

     In accordance with Canadian GAAP, the cash paid on redemption of the convertible notes relating to the interest accreted from September 1999 to September 2004, for accounting purposes, of US$25.8 million ($33,057) on the convertible notes has been recorded in the consolidated statements of cash provided by operations. The remaining cash paid on redemption of US$189.7 million ($242,644) has been recorded under "Financing" in the consolidated statements of cash flows.

4. SHAREHOLDERS' EQUITY:

As at September 30, 2004, we have outstanding Variable Multiple Voting Shares ("VMVS") of 3,725,698, outstanding Limited Voting Shares ("LVS") of 32,114,374 and outstanding stock options of 5,331,957 (weighted average exercise price of $56.71).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings
(loss) per share is as follows:


                                                             THREE MONTHS ENDED
(UNAUDITED)                                                       SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                  2004                         2003
--------------------------------------------------------------------------------------------------


                                              NET LOSS     SHARES      Net earnings     Shares
BASIC EARNINGS (LOSS) PER SHARE:
   NET EARNINGS (LOSS)                      $ (11,143)   35,709,555    $   4,382      35,039,104
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
   STOCK OPTION PLAN                               --            --           --       1,565,639
--------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
   NET EARNINGS (LOSS) AND ASSUMED
     DILUTIVE CONVERSIONS                   $ (11,143)   35,709,555    $   4,382      36,604,743
==================================================================================================

                                                          NINE MONTHS ENDED
(UNAUDITED)                                                 SEPTEMBER 30,
(IN THOUSANDS OF CANADIAN DOLLARS)                  2004                         2003
--------------------------------------------------------------------------------------------------

                                           NET EARNINGS    SHARES      Net loss       Shares
BASIC EARNINGS (LOSS) PER SHARE:
   NET EARNINGS (LOSS)                      $  17,655   35,494,738    $  (6,320)     34,945,812
EFFECT OF ASSUMED DILUTIVE CONVERSIONS:
   STOCK OPTION PLAN                               --    1,510,044           --              --
--------------------------------------------------------------------------------------------------

DILUTED EARNINGS (LOSS) PER SHARE:
   NET EARNINGS (LOSS) AND ASSUMED
      DILUTIVE CONVERSIONS                  $  17,665   37,004,782    $ (6,320)     34,945,812
==================================================================================================


The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 5,331,957 and 1,015,916 stock options to LVS, under our stock option plan, during the three months and nine months ended September 30, 2004, respectively (2003 - 1,383,041 and 5,953,345 stock options, respectively), as the inclusion of these conversions resulted in an anti-dilutive effect. As we incurred a net loss for the three months ended September 30, 2004 and for the nine months ended September 30, 2003, all stock options granted were excluded from the calculation of diluted loss per share. In addition, the dilution relating to the conversion of our convertible notes (issued in 1999 and subsequently redeemed in 2004) (note 3(b)) to 3,463,155 LVS, by application of the "if-converted method", has been excluded from the calculation for 2004 and 2003 as the inclusion of this conversion resulted in an anti-dilutive effect for the three months and nine months ended September 30, 2004 and 2003. There was no dilution relating to the convertible notes issued in 2004 (note 3(a)) as the contingent conversion price was not reached during the periods.

5. CONSOLIDATED REVENUES:

Consolidated revenues for Four Seasons Hotels Inc. is comprised of the following:


                                                THREE MONTHS ENDED            NINE MONTHS ENDED
(UNAUDITED)                                       SEPTEMBER 30,                 SEPTEMBER 30,

(IN THOUSANDS OF CANADIAN DOLLARS)              2004       2003             2004          2003
---------------------------------------------------------------------------------------------------

Revenues from Management Operations          $ 54,779    $46,687         $164,457     $ 142,365
Revenues from Ownership and
   Corporate Operations                        29,267     27,001           94,247        87,194
Distribution from hotel investments                --        153              398           153
Fees from Ownership and Corporate
   Operations to Management Operations         (1,331)    (1,264)         (4,156)        (4,017)
                                             -------------------------------------------------------

                                             $ 82,715    $72,577        $254,946      $ 225,695
                                             =======================================================




6.    OTHER EXPENSE, NET:

Included in other expense, net for the three months and nine months ended September 30, 2004 is the loss on the redemption of the debt component of our convertible notes (issued in 1999) of $14,611 (note 3(b)).

In addition, other expense, net for the three months and nine months ended September 30, 2004 includes a net foreign exchange loss of $4,470 and $2,809, respectively (2003 - net foreign exchange gain of $323 and a net foreign exchange loss of $17,179, respectively) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

During the three months ended September 30, 2004, we sold the majority of our investment in Four Seasons Hotel Amman and all of our investment in Four Seasons Resort Whistler for proceeds of approximately $47,000 and settled our loan receivable from Sedona, resulting in a total net loss of $4,434. The majority of the loss was related to the settlement of the loan receivable from Sedona and for legal costs incurred to finalize the dispositions.

Also included in other expense, net for the three months and nine months ended September 30, 2004 are legal and enforcement costs of nil and $273, respectively (2003 - $1,180 and $8,680 respectively), in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.


7. PENSION BENEFIT EXPENSE:

The pension benefit expense, after allocation to managed properties, for the three months and nine months ended September 30, 2004 was $747 and $2,264, respectively (2003 - $762 and $2,128, respectively).


8.    LEASE TERMINATION:

As at December 31, 2003, our total lease commitments included future minimum lease payments of approximately euro 87 million ($142,005) relating to Four Seasons Hotel Berlin. On September 26, 2004, the landlord terminated our lease of Four Seasons Hotel Berlin, and we ceased managing the hotel. As a result of the lease termination, we no longer have any lease commitments with respect to the hotel.

9.    SEASONALITY:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, as compared to other quarters. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.


10.   SUBSEQUENT EVENT:

In October 2004, we terminated the interest rate swap agreement and received proceeds of US$9 million ($11,267). The book value of the interest rate swap as at September 30, 2004 was approximately $2,100. The gain of approximately $9,200 will be deferred for accounting purposes and will be amortized over the next
4.75 years, which would have been the remaining swap term.